

March 29, 2021

Donald W. Rush
Chief Financial Officer
CNX Resources Corporation
1000 CONSOL Energy Drive
Suite 400
Canonsburg, PA 15317-6506

   Re: CNX Resources Corporation
    Form 10-K for the Year Ended December 31, 2020
    Filed on February 9, 2021
    File No. 001-14901

Dear Mr. Rush:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations: Year Ended December 31, 2020 Compared with the Year Ended
December 31, 2019
Selected Operating Revenue and Other Cost Data, page 45

1. We note your disclosure of total revenue, average costs and average margin in presenting information about your production operations in the table under this heading. Please tell us how you considered these measures as non-GAAP measures under Item 10(e) of Regulation S-K. To the extent you identify these as non-GAAP measures, please provide the appropriate disclosures that comply with this guidance.

2. We note your presentation of "total revenue" excludes various amounts accounted for as revenue under GAAP. Please tell us how your labelling of this measure as "total

revenues" complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which precludes using labels for non-GAAP metrics "...that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures" or revise your disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3560 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation